ORIGINAL COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

02044964

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended January 1, 2002

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_______ to ________

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Savings and Investment Plan for
Union Employees of Tropicana Products, Inc. and Affiliates
1001 13th Avenue, East
Bradenton, Florida 34208

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates

Date: June 27, 2002

By: Marianne Ferrari
Name: Marianne Ferrari
Title: Secretary of the Benefits Committee. Chief Personnel Officer and Senior Vice President of Human Resources. (The Benefits Committee is the Plan Administrator of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates)

GUTIERREZ & CO. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 886-7444
FAX (718) 886-8428

Plan Administrator

Retirement Savings and Investment Plan for Union Employees
of Tropicana Products, Inc. and Affiliates

We hereby consent to the incorporation by reference in Registration Statement No. 333-65992 on Form S-8 of our Report dated June 26, 2002 which appears in your Annual Report on Form 11-K of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates for the period ended January 1, 2002.

Gutierrez & Co.

Flushing, New York
June 27, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN
FOR UNION EMPLOYEES OF
TROPICANA PRODUCTS, INC.
AND AFFILIATES

FINANCIAL STATEMENTS
JANUARY 1, 2002 and DECEMBER 31, 2001

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES

INDEX TO FINANCIAL STATEMENTS

GUTIERREZ & Co. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 886-7444
FAX (718) 886-8428

INDEPENDENT AUDITORS' REPORT

To the Benefits Committee
of the Retirement Savings and
Investment Plan for Union Employees of Tropicana
Products, Inc. and Affiliates

We were engaged to audit the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (the "Plan") as of and for the period and year ended January 1, 2002 and December 31, 2001. These financial statements are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 2 , which was certified by Dreyfus Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements. We have been informed by the plan administrator that Dreyfus Trust Company holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certification from the trustee as of January 1, 2002 and December 31, 2001 and for the period and plan year then ended that the information provided to the plan administrator by them is complete and accurate.

Because of the significance of the information that we did not audit, we were unable to, and do not express an opinion on the accompanying financial statements taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, has been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Gutierrez & Co.

Flushing, New York
June 26, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	January 1, 2002	December 31, 2001
Investments		
Money Market Fund:		
Dreyfus Cash Management Plus Fund	$ -	$ 363
Stable Income Fund:		
Dreyfus-Certus Stable Value Fund Series I	-	1,162
Bond Fund:		
Dreyfus A Bond Plus Fund	-	593
S&P 500 Index Fund:		
Dreyfus Institutional S&P 500 Stock Index Fund	-	-
Disciplined Stock Fund:		
Dreyfus Disciplined Stock Fund	-	-
Growth Equity Fund:		
Warburg Pincus Emerging Growth Fund	-	4
PepsiCo Stock Fund		
PepsiCo Common Shares	-	62,455
Total Investments	-	64,577
Receivables		
Proceeds from securities sold	-	1,528,779
Dividends and Interest	-	
Total receivables	-	1,528,962
Total Assets	-	1,593,539
Liabilities		
Cost of Unsettled Purchases	-	99
Total Liabilities	-	99
Net Assets Available for Benefits	$ -	$ 1,593,440

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period Ended January 1, 2002	Year Ended December 31, 2001
Contributions		
Participating Employees	$ -	$ 227,882
Participating Companies	-	210
Total Contributions	-	228,092
Investment Activities		
Investment Income		
Money Market Fund	-	6,740
Stable Income Fund	-	13,198
Bond Fund	-	6,219
S&P 500 Index Fund	-	6,467
Disciplined Stock Fund	-	562
PepsiCo Company Stock Fund	-	738
Total Investment Income	-	33,924
Net Appreciation (Depreciation) in Value of Investments		
Bond Fund	6	(2,147)
S & P 500 Index Fund	-	(71,859)
Disciplined Stock Fund	-	(33,886)
Growth Equity Fund	-	(66,789)
PepsiCo Company Stock Fund	(7,269)	1,884
Total Net Appreciation (Depreciation) in Value of Investment	(7,263)	(172,797)
Increase (decrease) in Plan Equity from Investment Activities	(7,263)	(138,873)
Participant Withdrawals	-	(26,359)
Transfer to other Plan	-	(172)
Increase in Plan Equity	-	62,688
Plan Equity at Beginning of Year	1,593,440	1,530,752
Transfer of Plan's Net Assets (Note 4)	(1,586,177)	-
Plan Equity at End of Year	$ -	$ 1,593,440

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in the preparation of the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investment securities are recorded and valued as follows:

United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; the PepsiCo Company common shares at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Security Transactions

Security transactions are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate. Changes in discount on coupons detached from United States Treasury Bonds are reflected as unrealized appreciation.

2. PREPARATION OF FINANCIAL STATEMENTS

The statements of net assets available for benefits as of January 1, 2002 and December 31, 2001 and the statements of changes in net assets available for benefits for the period and year then ended were prepared from information certified by Dreyfus Trust Company, trustee.

3. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan established as of January 1, 1997 by Tropicana Products, Inc. (the "Company").

The Plan covers all employees of Tropicana Products, Inc., and Tropicana Products Sales, Inc. (collectively, the "Participating Companies") who are included in a unit of employees covered by a Collective Bargaining Agreement between Tropicana Products, Inc. and: (1) Glass, Molders, Pottery, Plastics and Allied Workers International Union (AFL-CIO, CLC) and its Local Union No. 208; (2) American Flint Glass Workers Union AFL-CIO and its Local Union No. 46; (3) District Lodge No. 15 of the International Association of Machinists and Aerospace Workers AFL-CIO (IAM # 15); and Teamsters Local Union No. 202 and who have completed one month of Eligibility Service.

4. MERGER OF PLAN

Effective January 1, 2002, the Plan was merged into the PepsiCo 401(k) Plan for Hourly Employees. The assets of the Plan were transferred to Fidelity Investments , the Trustee of the PepsiCo 401(k) Plan for Hourly Employees on January 2, 2002.